X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

November 3, 2008

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated November 3, 2008).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

X-Cal Resources Ltd.

TSX/XCL **November 3, 2008**

News Release

NEVADA UPDATE and SPRING VALLEY MAPS

SPRING VALLEY AREA, PERSHING COUNTY NEVADA

Shareholders are reminded of X-Cal's claims in the Spring Valley Area, Pershing County Nevada in the wake of recent news from this area.

Land maps locating X-Cal's WR (West Rochester) Claims #1-38 in the Spring Valley Area are attached to this release and can also be seen at www.x-cal.com.

Map # 1 shows X-Cal's claim position (approximately 750 acres) relative to the other companies in the area.

Map # 2 shows more detail including the locations of historic mines and prospects (See attached maps).

A high-grade intercept on Rye Patch Gold's property in the area is front-page news in issue # 94 of the Northern Miner newspaper. Midway/Barrick's Spring Valley project in this area continues to progress.

X-Cal's claims in the Spring Valley Area were staked in 2006 based on prospecting data provided by Ken Snyder who was granted a 1% NSR for his work.

SLEEPER GOLD PROJECT, HUMBOLDT COUNTY NEVADA

X-Cal's Sleeper Gold Project is the subject of several active inquiries.

The new NI 43-101 Sleeper Technical Report includes substantial resource numbers.

Near term economic potential and exceptional exploration upside are evident in the data package.

CORTEZ AREA, LANDER COUNTY NEVADA

X-CAL has two gold projects located over lower plate windows in the Cortez Area.

SUMMARY

Sleeper is the focus of X-Cal.

Few junior companies have more than a million ounces of resource in a location where development is possible.

X-Cal's projects in the Spring Valley and Cortez Areas are also prospective.

The contents of this release have been reviewed Larry G. Martin CPG, who is a "Qualified Person" as defined by NI 43-101. Mr. Martin is X-Cal's Senior Geologist.

Quality control and data verification consistent with good industry practice, including use of accredited labs for assays, insertion of standards and check assays have been completed and are documented in detail in NI 43-101 Technical Reports.

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project. Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

(1) Cautionary Note to U.S. Investors concerning estimates of Measured, Indicated and Inferred Resources: This press release uses the terms "measured", "indicated" and "inferred" "resources." We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. **U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable.**

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Visit our web site: www.x-cal.com

E-Mail: *invrel@x-cal.com*


Midway Land
X-CAL WR Claims
Rye Patch Controlled
Spring Valley Resource Area
4,470,000
4,465,000
4,460,000
395,000
400,000
405,000
Meters
0
1,250
2,500
5,000
N


X-CAL WR Claims
Rye Patch Controlled
0 250 500 1,000 Meters
4,463,000
4,462,000
4,461,000
4,460,000
4,459,000
394,000
395,000
396,000
397,000
398,000
399,000
Canyon
Gold Ridge
HUMBOLDT
RANGE
(patented?)

END